Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended September 30
	2014		2013

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$9,656		11,844
Distributions greater (less) than equity in earnings of affiliates	334	*	(585)
Fixed charges, excluding capitalized interest**	614		548

	$10,604		11,807

Fixed Charges
Interest and debt expense, excluding capitalized interest	$475		420
Capitalized interest	372		538
Interest portion of rental expense	57		50

	$904		1,008

Ratio of Earnings to Fixed Charges	11.7		11.7

*	Includes a significant distribution from a Canadian joint venture.
**	Includes amortization of capitalized interest totaling approximately $82 million in 2014 and $78 million in 2013.